FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: June 26, 2008

Exhibit 99.1

China Sunergy Announces Additional Independent Director

Nanjing, China – June 26, 2008 – China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today the appointment of an additional independent director to its board.

Merry Tang has been appointed as an additional independent director for China Sunergy’s Board of Directors. Ms. Tang brings 15 years of finance and accounting experience to this new advisory role.

Mr. Tingxiu Lu, Chairman of China Sunergy, commented on the appointment: “We are very pleased to have Ms. Tang join our board as an independent director. Her combination of professional experience, business relationships and accounting background assure me that she will be a valuable asset to our Company.”

Ms. Tang added: “I am delighted to be joining China Sunergy’s board of directors and I look forward to contributing my experience to such a credible company in such an exciting sector. I am confident that my expertise will complement that of the other independent directors and I take on this role with both enthusiasm and optimism.”

Ms. Tang graduated from the Central University of Finance & Banking, Beijing, China with a BA in Banking and an MA in Finance, before going on to receive her MS in accounting from the State University of New York at Albany. She is currently Managing Director at GTA International, LLC and Partner at Tang & Company, PC – both U.S.-based CPA firms offering services in risk assessment, audit engagements and Sarbanes-Oxley–related documentation to leading banks, financial service providers and telecommunications firms.

Prior to that, Ms. Tang gained “Big 4” experience at PricewaterhouseCoopers LLP where she served as senior auditor and engaged in various high profile clients’ financial and IT audits. Ms. Tang has also worked at Lucent Technologies, Inc. as Finance Manager and previously for the State Government of New York.

Ms. Tang assumed her role on June 24, 2008. Mr. Alan Smith will be stepping down from his role on June 30, 2008. Ms. Tang will succeed him as chairman of the Audit Committee effective July 1, while Ms. Jian Li will become chairman of the Compensation Committee and Mr. Wenze Wang chairman of the Nominating Committee.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

Financial Dynamics

Julian Wilson: julian.wilson@fd.com

Phone: + (86) 10-8591-1951

Peter Schmidt: peter.schmidt@fd.com

Phone: +(86)-10-8591-1953

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.